UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2 TO SCHEDULE 13D

ON SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GENE BIOTHERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86767104 1

(CUSIP Number)

March 31, 2021

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867671041	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Christopher J. Jemapete

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5	SOLE VOTING POWER
4,000,000

6	SHARED VOTING POWER 0

7	SOLE DISPOSITIVE POWER
4,000,000

8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1% (1)

12	TYPE OF REPORTING PERSON*
IN

(1)	The percent of class is based on 49,622,154 shares of the issuer’s common stock issued and outstanding as of March 31, 2021, as reported on the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2021.

CUSIP No. 867671041	Schedule 13G	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D on Schedule 13G is being filed to update information previously furnished on a Schedule 13D originally filed with the Securities and Exchange Commission on March 1, 2021, and as amended by Amendment No. 1 to Schedule 13D on March 18, 2021 with respect to the reporting person’s beneficial ownership in the outstanding shares of common stock of the issuer. Amendment No. 2 is being filed by the reporting person solely to report the reduction in the percentage of the issuer’s common stock held by the reporting person.

Item 1. Security and Issuer.

(a)	Name of issuer: Gene Biotherapeutics, Inc.
(b)	Address of issuer’s principal executive offices: 11230 Sorrento Valley Road, Suite 220, San Diego, California 92121

Item 2.

(a)	Name of person filing: Christopher J. Jemapete

(b)	Address or principal business office or, if none, residence: 6888 S. Irvington Court, Aurora, CO 80016

(c)	Citizenship: U.S.

(d)	Title of class of securities: Common stock

(e)	CUSIP No.: 86767104 1

Item 3. Source and Amount of Funds or Other Consideration.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,000,000 shares

(b)	Percent of class: 8.1%.

(c)	Number of shares as to which the person has:

CUSIP No. 867671041	Schedule 13G	Page 4 of 5 Pages

(i)	Sole power to vote or to direct the vote: 4,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 867671041	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHRISTOPHER J. JEMAPETE

Dated: April 28, 2021	/s/ Christopher J. Jemapete